May 15, 2019

Robert Blum
President and Chief Executive Officer
Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, CA 94080

       Re: Cytokinetics, Incorporated
           Registration Statement on Form S-3
           Filed May 9, 2019
           File No. 333-231348

Dear Mr. Blum:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance